1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 14, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FURTHER ANNOUNCEMENT IN RELATION
TO THE DISTRIBUTION OF 2010 H-SHARE FINAL DIVIDEND

Aluminum Corporation of China Limited* (the "Company") hereby announces the following further information in relation to the distribution of 2010 H-share final dividend.

Due to the recent changes in the tax regulations of the People's Republic of China ("China"), the individual holders of H-share whose names appeared on the Register of Members for holders of H-shares of the Company ("the Individual H-Share Holders") are no longer exempted from the individual income tax payment pursuant to the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 045) issued by the State Administration of Taxation.

Pursuant to the Notice on Issues Concerning Individual Income Tax Collection and Management after the Repeal of Guo Shui Fa [1993] No. 45 (Guo Shui Han [2011] No. 348) the dividend (bonus) received by the overseas resident individual shareholders from the stocks issued by domestic non-foreign invested enterprises in Hong Kong is subject to the payment of individual income tax, which shall be withheld by the withholding agents according to the relevant laws. However, the overseas resident individual shareholders of the stocks issued by domestic non-foreign invested enterprises in Hong Kong are entitled to the relevant preferential tax treatment pursuant to the provisions in the tax agreements signed between the countries where they are residents and China or the tax arrangements between mainland China and Hong Kong (Macau).

Pursuant to the aforesaid tax regulations, when the 2010 H-share final dividend is to be distributed to the holders of H-shares whose names appeared on the Register of members for holders of H-shares of the Company as at 4:30 p.m. on 29 April 2011, the Company will withhold 10% of the dividend to be distributed to the Individual H-Share Holders as individual income tax unless otherwise specified by the relevant tax regulations and tax agreements, in which case the Company will withhold individual income tax of such dividend at the tax rates and according to the relevant procedures as specified by the relevant regulations.

For non-resident enterprise holders of H-shares, the Company will withhold 10% of the dividend as enterprise income tax according to the relevant tax regulations in line with its previous practice.

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in mainland China, Hong Kong and other countries (regions) on the possession and disposal of the H-shares of the Company.

The 2010 H-share final dividend of the Company will be distributed on or around 27 July 2011.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, PRC
14 July 2011

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary